FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca's triple-combination therapy approved in China for patients with COPD

23 December 2019 07:00 GMT

AstraZeneca's triple-combination therapy
approved in China for patients with COPD

First fixed-dose triple-combination therapy in a
pressurised metered-dose inhaler device in China

Budesonide/glycopyrronium/formoterol fumarate is known as
PT010 outside of China and as Breztri Aerosphere in Japan

AstraZeneca today announced that budesonide/glycopyrronium/formoterol fumarate has been approved in China for the maintenance treatment of chronic obstructive pulmonary disease (COPD).

This is the first approval by the National Medical Products Administration for a triple-combination therapy in a pressurised metered-dose inhaler (pMDI), which uses the innovative Aerosphere delivery technology.

The approval follows a priority review and is based on results from the Phase III KRONOS trial in which PT010 demonstrated a statistically significant improvement in trough forced expiratory volume in one second (FEV1), the primary endpoint for China, compared with dual-combination therapies Bevespi Aerosphere (glycopyrronium/formoterol fumarate) and PT009 (budesonide/formoterol fumarate).

The safety and tolerability of PT010 were consistent with the known profiles of the dual comparators. Data from the KRONOS trial were published in The Lancet Respiratory Medicine in October 2018.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Chronic obstructive pulmonary disease affects almost 100 million people in China, and is a leading cause of morbidity and mortality. With this approval, we are now able to provide a powerful new triple-combination therapy to patients for whom new treatments are critically needed. Our triple-combination therapy is administered in a pressurised metered-dose inhaler, an important device option for clinicians and patients in China."

Professor Wang Chen, Director of China National Clinical Research Centre for Respiratory Diseases, Director of the Centre for Respiratory Disease at China-Japan Friendship Hospital, and China National Lead Investigator of the KRONOS trial, said: "Addressing the burden of chronic obstructive pulmonary disease in China is a public health priority and triple-combination therapy will play an important role in helping patients manage their disease. In the KRONOS trial, budesonide/glycopyrronium/formoterol fumarate provided rapid and sustained lung function improvements in patients with moderate-to-very-severe disease."

Budesonide/glycopyrronium/formoterol fumarate was approved in Japan in June 2019 as Breztri Aerosphere, a triple-combination therapy to relieve symptoms of COPD. The medicine is also under regulatory review in the US and EU, under the name PT010.

About COPD
COPD is a progressive disease which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness.1 It affects an estimated 384 million people worldwide and approximately 100 million people in China.2,3 COPD is predicted to be the third leading cause of death globally by 2020.1 Improving lung function, reducing exacerbations and managing daily symptoms such as breathlessness are important treatment goals in the management of COPD.1

About ATHENA
ATHENA is AstraZeneca's Phase III global clinical trial programme for PT010, including 11 completed trials with more than 15,500 patients.4,5,6,7 The four key trials are ETHOS, KRONOS, TELOS and SOPHOS.4,5,6,7 The ETHOS and KRONOS trials assessed the efficacy and safety of PT010.4,5 The TELOS and SOPHOS trials characterised PT009 and substantiated it as an active comparator in the PT010 clinical trial programme.6,7

In the KRONOS Phase III randomised, double-blinded, parallel-group, 24-week, chronic-dosing, multi-centre trial, PT010 met six of seven lung function primary endpoints versus dual-combination therapies Bevespi Aerosphere, Symbicort Turbuhaler (budesonide/formoterol fumarate) and PT009 in patients with moderate-to-very-severe COPD, in a patient population without a requirement for an exacerbation in the previous year.5 PT009 also met two non-inferiority endpoints to support its qualification as an active comparator. As published in The Lancet Respiratory Medicine, in a key secondary endpoint, PT010 showed a statistically significant 52% reduction in the rate of moderate or severe COPD exacerbations compared with Bevespi Aerosphere.5

In the ETHOS Phase III randomised, double-blinded, multi-centre, parallel-group, 52-week trial, PT010 demonstrated a statistically significant reduction in the rate of moderate or severe exacerbations compared with dual-combination therapies Bevespi Aerosphere and PT009 in patients with moderate-to-very-severe COPD and a history of exacerbation(s) in the previous year.4 Full trial design details are published in Respiratory Medicine.8 AstraZeneca announced results from the Phase III ETHOS trial in August 2019.9

Bevespi Aerosphere is a fixed-dose dual bronchodilator in a pMDI, combining glycopyrronium, a long-acting muscarinic antagonist (LAMA), and formoterol fumarate, a long-acting beta2-agonist (LABA). Symbicort Turbuhaler is a single inhaler containing budesonide, an inhaled corticosteroid (ICS), and formoterol, a LABA. PT009 is a single inhaler, fixed-dose dual-combination therapy of budesonide, an ICS, and formoterol fumarate, a LABA.

About PT010
PT010 is a single-inhaler, fixed-dose triple-combination of budesonide, an ICS, with glycopyrronium, a LAMA, and formoterol fumarate, a LABA. The China approval for PT010 follows a priority review designated for treatments that utilise advanced dosage technology, innovative treatment measures or clinical treatment advantage.

Under the terms of the agreement to acquire Pearl Therapeutics Inc., AstraZeneca anticipates making a $150m milestone payment upon US regulatory approval of PT010 for COPD. This payment would be the final development and regulatory milestone under that agreement.

About AstraZeneca in respiratory diseases
Respiratory is one of AstraZeneca's main therapy areas, and our medicines reached more than 18 million patients as maintenance therapy in 2018. AstraZeneca's aim is to transform asthma and COPD treatment through inhaled combinations at the core of care, biologics for the unmet needs of specific patient populations, and scientific advancements in disease modification.

The Company is building on a 40-year heritage in respiratory disease and AstraZeneca's capability in inhalation technology spans pressurised metered-dose inhalers and dry powder inhalers, as well as the Aerosphere delivery technology. The company also has a growing portfolio of respiratory biologics including Fasenra (anti-eosinophil, anti-IL-5R alpha), and tezepelumab (anti-TSLP) which has been granted Breakthrough Therapy Designation by the US Food and Drug Administration in patients with severe asthma and is in Phase III trials. AstraZeneca's research aims at addressing underlying disease drivers by focusing on the lung epithelium, lung immunity, lung regeneration and neuronal functions.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
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References
1.   GOLD. Global Strategy for the Diagnosis, Management and Prevention of COPD, Global Initiative for Chronic Obstructive Lung Disease (GOLD) 2020. [Online]. Available at: http://goldcopd.org. [Last accessed: December 2019].
2.   Adeloye D, Chua S, Lee C, et al. Global Health Epidemiology Reference Group (GHERG). Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health. 2015;5(2):020415.
3.   Wang C, Xu J, Yang L, Xu Y, Zhang X, Bai C, et al. Prevalence and risk factors of chronic obstructive pulmonary disease in China (the China Pulmonary Health [CPH] study): a national cross-sectional study. Lancet. 2018;391:1706-1717.
4.   Clinicaltrials.gov. Study to Assess the Efficacy and Safety of PT010 Relative to PT003 and PT009 in Subjects With Moderate to Very Severe COPD (ETHOS). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT02465567. [Last accessed: December 2019].
5.   Ferguson GT, Rabe KF, Martinez FJ, et al. Triple combination of budesonide/glycopyrrolate /formoterol fumarate using co-suspension delivery technology versus dual therapies in chronic obstructive pulmonary disease (KRONOS): a double-blind, parallel-group, randomised controlled trial. Lancet Respir Med. 2018;6(10):747-758.
6.   Clinicaltrials.gov. Study to Assess Efficacy and Safety of PT009 Compared to PT005, PT008, and Symbicort® Turbuhaler® on Lung Function Over 24-Weeks in Subjects With Moderate to Very Severe COPD (TELOS). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT02766608. [Last accessed: December 2019].
7.   Clinicaltrials.gov. A Study to Assess the Efficacy and Safety of PT009 Compared to PT005 on COPD Exacerbations Over a 52-Week Period in Subjects With Moderate to Very Severe COPD (SOPHOS). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT02727660. [Last accessed: December 2019].
8.   Rabe K, Martinez F, Ferguson G, et al. A Phase III study of triple therapy with budesonide/glycopyrrolate/formoterol fumarate metered dose inhaler 320/18/9.6µg and 160/18/9.6µg using co-suspension delivery technology in moderate-to-severe COPD: The ETHOS study protocol. Respir Med. 2019;158: 59-66.
9.   AstraZeneca PLC. Breztri Aerosphere Phase III ETHOS trial met its primary endpoint in chronic obstructive pulmonary disease. [Online]. Available at: https://www.astrazeneca.com/media-centre/press-releases/2019/breztri-aerosphere-phase-iii-ethos-trial-met-its-primary-endpoint-in-chronic-obstructive-pulmonary-disease-28082019.html. [Last accessed: December 2019].

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary